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                              October 27, 2022

       Kelvin Ang
       Chief Executive Officer
       FBS Global Limited
       74 Tagore Lane, #02-00
       Sindo Industrial Estate
       Singapore 787498

                                                        Re: FBS Global Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted September
30, 2022
                                                            CIK No. 0001938534

       Dear Kelvin Ang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted September 30, 2022

       Market and Industry Data, page 3

   1. We note that the prospectus includes market, industry and other data based on information from several sources.
Please tell us if you commissioned any of the industry or other data that you reference in
the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the
Securities Act as exhibits to your registration statement or advise.
       Risk Factor Summary, page 9

   2. Please revise to present each individual risk separately and in bullet-point format.
 Kelvin Ang
FirstName
FBS GlobalLastNameKelvin Ang
            Limited
Comapany
October 27,NameFBS
            2022    Global Limited
October
Page 2 27, 2022 Page 2
FirstName LastName
Risk Factors, page 13

3. We note the disclosure on the cover page that you will be a controlled company as defined under Nasdaq Marketplace Rule 5615(c). Please include a risk factor discussing the risks associated with being a controlled company.
4.       We note the reference on page 42 to "Other than as disclosed in
Risk Factors     Risks
         Related to Business     Our business operation have been and may
continue to be materially
         and adversely affected by the spread of the coronavirus (COVID-19)
in this
         prospectus." However, the Risk Factors section in this prospectus does not include such a risk factor. Please advise or revise.
5. Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain liquidity or capital resources.
We are affected by the macroeconomic, political, social and other factors, page
20

6. Please update the disclosure in this risk factor and the Management's Discussion and
         Analysis section if recent inflationary pressures have materially impacted or are expected to materially impact your operations. In this regard, please identify the types of inflationary pressures you are facing and how your business has been affected.
Geopolitical conditions, including direct or indirect acts of war or terrorism, page 21

7. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of the conflict between Russia and Ukraine. For example, discuss whether you have or expect to:

             suspend the production, purchase, sale or maintenance of certain items;
             experience higher costs due to constrained capacity or increased commodity prices;
             experience surges or declines in demand for which you are unable to adequately adjust your supply;
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine and/or related
         geopolitical tension; or
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing conflict.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
8. Please describe the extent and nature of the role of the board of directors in overseeing
         risks related to Russia   s invasion of Ukraine. This could include,
but is not limited to,
         risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions. Kelvin Ang
FirstName
FBS GlobalLastNameKelvin Ang
            Limited
Comapany
October 27,NameFBS
            2022    Global Limited
October
Page 3 27, 2022 Page 3
FirstName LastName
9. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.
Singapore, page 28

10. Please revise to clarify if the statements here are based on the advice of counsel. If so, identify counsel and include their consent as an exhibit.
Use of Proceeds, page 29

11. To the extent the proceeds listed in this section are not sufficient to fund all of the proposed purposes, please indicate the order of priority of such purposes, as well as the amount and sources for the other funds needed.
Capitalization and Indebtedness, page 29

12. In the paragraph preceding the capitalization table on page 30 your disclosure references unaudited pro forma financial statements. Please remove this reference or explain why you believe it is appropriate. Additionally, please add a column to your capitalization table which shows actual amounts in Singapore Dollars as disclosed in your audited financial statements.
Projects with Green Mark Award, page 55

13. We note the projects listed here. If you did not receive awards for every project on which you worked, please revise to state so directly and explain the proportion of award-winning projects relative to total projects.
Compensation of Directors and Executive Officers, page 92

14. Please revise to describe the material terms of the employment agreements with your executive officers and file the agreements as exhibits.
Related Party Transactions, page 94

15. Please update the disclosure in this section. For guidance, see Item 7.B of Form 20-F.
General

16. Please revise your selling stockholder table to reflect that the selling shareholder intends to sell all shares, and that no shares will be owned following the offering.
17. In an appropriate section of your document, please explain why "trends in the sewage treatment industry," as disclosed on page F-8, impact your business, results of operations and liquidity.
18. On page Alt-1, you state the number of shares offered as 3,750,000, which is inconsistent with the number of shares to be resold. Please revise.
 Kelvin Ang
FBS Global Limited
October 27, 2022
Page 4
19. Please revise the cover page of your resale prospectus to be consistent with the disclosure on the cover page of your primary offering prospectus. This includes, for example, disclosures regarding your status as a controlled company and foreign private issuer.
20. Please revise to clearly identify the home country and controlled company corporate goverance exemptions that will be available to you and on which exemptions you intend to rely, if any. For example, you disclose that every member of each committee is independent, but you also disclose that you intend to rely on the home country exemption that allows you to not have a majority of your board be independent.
        You may contact Mindy Hooker, Staff Accountant, at 202-551-3732 or Kevin Woody,
Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameKelvin Ang
                                                             Division of
Corporation Finance
Comapany NameFBS Global Limited
                                                             Office of
Manufacturing
October 27, 2022 Page 4
cc:       David L. Ficksman, Esq.
FirstName LastName